Filed Pursuant to Rule 433
Registration No. 333-216286

Canadian Imperial Bank of Commerce Market Linked Securities

Market Linked Securities – Auto-Callable with Fixed Percentage Buffered Downside

Principal at Risk Securities Linked to the VanEck Vectors® Gold Miners ETF due May 3, 2022

Term Sheet to Preliminary Pricing Supplement dated April 4, 2019

Summary of terms		Investment description
Issuer	Canadian Imperial Bank of Commerce

•   Linked to the VanEck Vectors® Gold Miners ETF

•   Unlike ordinary debt securities, the securities do not pay interest at a specified rate, do not repay a fixed amount of principal at stated maturity and are subject to potential automatic call upon the terms described below. Any return you receive on the securities and whether they are automatically called will depend on the performance of the Fund

•   If the Closing Price of the Fund on any Call Observation Date is greater than or equal to the Initial Price, the securities will be automatically called, and on the related Call Payment Date, you will receive the principal amount plus the Call Premium applicable to that Call Observation Date

Call Observation Date                  Call Premium**

May 4, 2020                                   [8.65 – 9.65%] of the principal amount

May 3, 2021                                   [17.30 – 19.30%] of the principal amount

April 26, 2022                          [25.95 – 28.95%] of the principal amount

**the actual Call Premium applicable to each Call Observation Date will be determined on the pricing date.

•   If the securities are not automatically called prior to the Final Valuation Date, the payment at stated maturity will be based upon the Closing Price of the Fund on the Final Valuation Date as compared to the Initial Price and could be greater than, equal to or less than the principal amount per security as follows:

If the price of the Fund does not change or increases:

The securities will be automatically called for the principal amount plus the Call Premium applicable to the Final Valuation Date described above

If the price of the Fund decreases, but the decrease is not by more than 10%:

You will be repaid the principal amount

If the price of the Fund decreases by more than 10%:

You will receive less than the principal amount and will have 1-to-1 downside exposure to the decrease in the price of the Fund in excess of 10%

•     Investors may lose up to 90% of the principal amount

•     All payments on the securities are subject to the credit risk of Canadian Imperial Bank of Commerce, and you will have no ability to pursue the Fund or the securities held by the Fund for payment; if Canadian Imperial Bank of Commerce defaults on its obligations, you could lose some or all of your investment

•     No periodic interest payments or dividends

•     No exchange listing; designed to be held to the applicable Call Payment Date or stated maturity

Term	3 years (autocallable annually)
Reference Asset	VanEck Vectors® Gold Miners ETF (Bloomberg ticker symbol “GDX”) (the “Fund”)
Pricing Date	April 30, 2019*
Issue Date	May 3, 2019*
Principal Amount	$1,000 per security (100% of par)
Automatic Call

If the Closing Price of the Fund on any Call Observation Date (including the Final Valuation Date) is greater than or equal to the Initial Price, the securities will be automatically called for the principal amount plus the Call Premium applicable to that Call Observation Date. See “Call Observation Dates and Call Premiums” in this term sheet

Call Observation Dates	May 4, 2020; May 3, 2021 and April 26, 2022 (the “Final Valuation Date”)*
Call Payment Date	Five business days after the applicable Call Observation Date (if the securities are called on the last Call Observation Date, the Call Payment Date will be the stated maturity date)
Payment at Stated Maturity	See “How the payment at stated maturity is calculated” in this term sheet
Stated Maturity Date	May 3, 2022*
Initial Price	The Closing Price of the Fund on the pricing date
Ending Price	The Closing Price of the Fund on the Final Valuation Date
Threshold Price	90% of the Initial Price
Calculation Agent	Canadian Imperial Bank of Commerce
Denominations	$1,000 and integral multiples of $1,000 in excess thereof
Agent’s Commission	Up to 3.00%; dealers, including those using the trade name Wells Fargo Advisors (WFA), may receive a selling concession of up to 1.75% and WFA will receive a distribution expense fee of 0.075%
CUSIP / ISIN	13605WQK0 / US13605WQK08

*To the extent that the Issuer makes any change to the expected pricing date or expected issue date, the Call Observation Dates and stated maturity date may also be changed in the Issuer’s discretion to ensure that the term of the securities remains the same

The Issuer’s estimated value of the securities on the date of the accompanying preliminary pricing supplement, based on the Issuer’s internal pricing models, is expected to be between $945.80 and $965.10 per security. While the estimated value of the securities on the pricing date may differ from the estimated value set forth above, the Issuer does not expect it to differ significantly absent a material change in market conditions or other relevant factors. The final pricing supplement relating to the securities will set forth the Issuer’s estimated value of the securities on the pricing date, which will not be less than $945.80 per security. The estimated value of the securities is not an indication of actual profit to the Issuer or to any of the Issuer’s affiliates, nor is it an indication of the price, if any, at which Wells Fargo Securities, LLC (“Wells Fargo Securities”) or any other person may be willing to buy the securities from you at any time after issuance. See “The Estimated Value of the Securities” in the accompanying preliminary pricing supplement.

Investing in the securities involves significant risks. See “Selected Risk Considerations” in this term sheet and “Risk Factors” beginning on page PRS-10 of the accompanying preliminary pricing supplement, page S-1 of the underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

Investors should carefully review the preliminary pricing supplement, the underlying supplement, the prospectus supplement and the prospectus before making a decision to invest in the securities.

NOT A BANK DEPOSIT AND NOT INSURED BY THE CANADA DEPOSIT INSURANCE CORPORATION, THE U.S. FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Hypothetical payout profile

The profile to the right illustrates the potential payment on the securities for a range of hypothetical percentage changes in the Closing Price of the Fund from the pricing date to the applicable Call Observation Date (including the Final Valuation Date), assuming a Threshold Price equal to 90% of the Initial Price. The Call Premiums shown in the profile are hypothetical and are based on the midpoint of the ranges specified for the Call Premiums.

This graph has been prepared for purposes of illustration only. Your actual return will depend on (i) whether the securities are automatically called; (ii) if the securities are automatically called, the actual Call Premium and the actual Call Observation Date on which the securities are called; (iii) if the securities are not automatically called, the actual Ending Price; and (iv) whether you hold your securities to the Call Payment Date or stated maturity.

Hypothetical returns

If the securities are automatically called:

Hypothetical Call Observation Date on which Securities are Automatically Called	Hypothetical Payment Per Security on Related Call Payment Date	Hypothetical Pre-Tax Total Rate of Return
1st Call Observation Date	$1,091.50	9.15%
2nd Call Observation Date	$1,183.00	18.30%
3rd Call Observation Date	$1,274.50	27.45%

If the securities are not automatically called:

Hypothetical Ending Price	Hypothetical Percentage Change From the Hypothetical Initial Price to the Hypothetical Ending Price	Hypothetical Payment at Stated Maturity per Security	Hypothetical Pre-Tax Total Rate of Return
$99.99	-0.01%	$1,000.00	0.00%
$95.00	-5.00%	$1,000.00	0.00%
$90.00	-10.00%	$1,000.00	0.00%
$89.00	-11.00%	$990.00	-1.00%
$80.00	-20.00%	$900.00	-10.00%
$75.00	-25.00%	$850.00	-15.00%
$50.00	-50.00%	$600.00	-40.00%
$25.00	-75.00%	$350.00	-65.00%
$0.00	-100.00%	$100.00	-90.00%
Assumes a hypothetical Initial Price of 100.00. The actual Initial Price will be determined on the pricing date.

The above figures are for purposes of illustration only and may have been rounded for ease of analysis. The actual amount you receive upon an automatic call or at stated maturity and the resulting pre-tax rate of return will depend on (i) whether the securities are automatically called; (ii) if the securities are automatically called, the actual Call Premium and the actual Call Observation Date on which the securities are called; and (iii) if the securities are not automatically called, the actual Ending Price.

Call Observation Dates and Call Premiums

Call Observation Date	Call Premium	Payment per Security upon an Automatic Call
May 4, 2020	[8.65 – 9.65%] of the principal amount	[$1,086.50 - $1,096.50]
May 3, 2021	[17.30 – 19.30%] of the principal amount	[$1,173.00 - $1,193.00]
April 26, 2022	[25.95 – 28.95%] of the principal amount	[$1,259.50 - $1,289.50]

The actual Call Premium and payment per security upon an automatic call that is applicable to each Call Observation Date will be determined on the pricing date and will be within the range specified in the foregoing table. The last Call Observation Date is the Final Valuation Date, and payment upon an automatic call on the Final Valuation Date, if applicable, will be made on the stated maturity date.

How the payment at stated maturity is calculated

If the Closing Price of the Fund is less than the Initial Price on each of the three Call Observation Dates, the securities will not be automatically called, and on the stated maturity date, you will receive a payment at stated maturity per security determined as follows:

•                       If the Ending Price is less than the Initial Price, but greater than or equal to the Threshold Price, the payment at stated maturity will be equal to $1,000

•                       If the Ending Price is less than the Threshold Price, the payment at stated maturity will be equal to $1,000 minus

$1,000 x	Threshold Price – Ending Price
Initial Price

Any positive return on the securities will be limited to the applicable Call Premium, even if the Closing Price of the Fund significantly exceeds the Initial Price on the applicable Call Observation Date. You will not participate in any appreciation of the Fund beyond the applicable Call Premium. If the securities are not automatically called prior to the Final Valuation Date and the Ending Price is less than the Threshold Price, you will receive less, and possibly 90% less, than the principal amount of your securities at stated maturity.

* The graph above sets forth daily Closing Prices of the Fund for the period from January 1, 2014 to April 3, 2019. The Closing Price on April 3, 2019 was $22.07. The historical performance of the Fund is not an indication of the future performance of the Fund during the term of the securities.

Selected risk considerations

The risks set forth below are discussed in detail in the “Risk Factors” section in the accompanying preliminary pricing supplement, underlying supplement, prospectus supplement and prospectus. Please review those risk disclosures carefully.

•

If The Securities Are Not Automatically Called And The Ending Price Is Less Than The Threshold Price, You Will Receive At Stated Maturity Less, And Up To 90% Less, Than The Principal Amount Of Your Securities.

•	The Potential Return On The Securities Is Limited To The Call Premium.
•	You Will Be Subject To Reinvestment Risk.
•	No Periodic Interest Will Be Paid On The Securities.
•	The Securities Are Subject To The Credit Risk Of Canadian Imperial Bank of Commerce.
•	The Value Of The Securities Prior To Stated Maturity Will Be Affected By Numerous Factors, Some Of Which Are Related In Complex Ways.
•

The Estimated Value Of The Securities Will Not Be An Indication Of The Price, If Any, At Which Wells Fargo Securities Or Any Other Person May Be Willing To Buy The Securities From You In The Secondary Market.

•	Our Estimated Value Of The Securities Will Be Lower Than The Principal Amount Of The Securities.
•	Our Estimated Value Does Not Represent Future Values Of The Securities And May Differ From Others’ Estimates.
•	Our Estimated Value Is Not Determined By Reference To Credit Spreads For Our Conventional Fixed-Rate Debt.
•	The Securities Will Not Be Listed On Any Securities Exchange And We Do Not Expect A Trading Market For The Securities To Develop.
•	The Performance Of A Fund May Not Correlate With The Performance Of Its Underlying Index As Well As The Net Asset Value Per Share Of The Fund, Especially During Periods Of Market Volatility.
•	An Investment In The Securities Is Subject To Risks Associated With Investing In Stocks In The Gold And Silver Mining Industries.
•	An Investment In The Securities Is Subject To Risks Associated With Foreign Securities Markets.
•	Exchange Rate Movements May Impact The Value Of The Securities.
•	The Securities Will Be Subject To Small-Capitalization Or Mid-Capitalization Companies Risk.
•	A Call Payment Date And The Stated Maturity Date May Be Postponed If A Calculation Day Is Postponed.
•	We Or One Of Our Affiliates Will Be The Calculation Agent And, As A Result, Potential Conflicts Of Interest Could Arise.
•	Our Economic Interests And Those Of Any Dealer Participating In The Offering Of Securities Will Potentially Be Adverse To Your Interests.
•	The U.S. Federal Tax Consequences Of An Investment In The Securities Are Unclear.
•	There Can Be No Assurance That The Canadian Federal Income Tax Consequences Of An Investment In The Securities Will Not Change In The Future.

Not suitable for all investors

Investment suitability must be determined individually for each investor. The securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the securities prior to maturity is likely to result in sale proceeds that are substantially less than the principal amount of the securities. Canadian Imperial Bank of Commerce, Wells Fargo Securities and their respective affiliates are not obligated to purchase the securities from you at any time prior to maturity.

The Issuer has filed a registration statement (including a prospectus, a prospectus supplement and an underlying supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus, the prospectus supplement and the underlying supplement in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, any agent or any dealer participating in the offering will arrange to send you the prospectus, the prospectus supplement and the underlying supplement if you request them by calling your financial advisor or by calling Wells Fargo Securities at 866-346-7732.

Consult your tax advisor

Investors should review carefully the accompanying pricing supplement, underlying supplement, prospectus supplement and prospectus and consult their tax advisors regarding the application of the U.S. federal income tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or foreign jurisdiction.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.

VanEck Vectors® is a trademark of Van Eck Associates Corp. (“Van Eck”). The securities are not sponsored, endorsed, sold or promoted by VanEck or the VanEck Vectors® ETF Trust (the “Trust”). Neither VanEck nor the Trust makes any representations or warranties to the holders of the securities or any member of the public regarding the advisability of investing in the securities. Neither VanEck nor the Trust has any obligation or liability in connection with the registration, operation, marketing, trading or sale of the securities or in connection with CIBC and Wells Fargo Securities’s use of information about the VanEck Vectors® Gold Miners ETF.